Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Swiftdine, Inc.
4840 Brookgrove ct
lima, OH 45807
swiftdine.co

Up to $107,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Swiftdine, Inc.
Address: 4840 Brookgrove ct, lima, OH 45807
State of Incorporation: DE
Date Incorporated: June 20, 2016

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $107,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: November 20, 2020
Valuation Cap: $15,000,000.00
Discount Rate: 15.0%
Annual Interest Rate: 8.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights:

Dividend Rights. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions. Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and

Preferences. The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

<u>The 10% Bonus for StartEngine Shareholders</u>

Swiftdine, Inc. will offer 10% additional bonus interest for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

A reservation service for pay ahead, sit-down dining. We offer a more predictable dining experience that promotes convenience, eliminates common service frictions, and delivers a more controlled customer experience utilizing the mobile phone and or tablet. Our mission is to make your options limitless when it comes to where you might eat for breakfast, lunch, or dinner. Dining should not be excluded from everything else in our lives that occurs at a specific time. Our goal is change the way people see dining out. It need not be only when you have ample leisure time, but at any moment you want to have a full dining experience. With Swiftdine, time no longer needs to dictate when and where you eat on your schedule.

Competitors and Industry

The modern day food tech landscape is typically broken down into different convenient offerings: OpenTable - mainly dining reservations. Grubhub, DoorDash, Ubereats, Postmates, Seamless, Yelp (Eats24), Gopuff - food delivery. The only currently known direct competitor to our app, Swiftdine is Allset.

Current Stage and Roadmap

Our current stage of our app is fully operational -- anyone can use the app in a city where the app is available to use. If for instance one lives in Chicago, IL or Atlanta,

GA, they have over 50 different restaurants to use Swiftdine for a more efficient dining experience or pick-up orders. The future for Swiftdine is to continue to improve and enhance the way people get their food.

The Team

Officers and Directors

Name: Tobie Azeez

Tobie Azeez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: June 20, 2016 - Present
  Responsibilities: Provide the vision of the company

- **Position:** Director
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Make decisions for the benefit of the company and its members. These decisions range from what promotions to start, which restaurants to sign, and Swiftdine event planning.

Name: Toyosi Azeez

Toyosi Azeez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: June 20, 2016 - Present
  Responsibilities: Make sure the business is operating

Other business experience in the past three years:

- **Employer:** O'dell, Winkfield, Roseman & Shipp, LLC
  Title: Financial Advisor
  Dates of Service: January 01, 2015 - January 01, 2017
  Responsibilities: -Analyzing financial information -Recommending financial plans -Monitoring outcomes (e.g. market trends) -Making budgetary, savings and investment decisions

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Swiftdine") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible debt should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering convertible debt in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online ordering. Our revenue derives from the amount of orders we see on the platform.

Minority Holder; Securities with No Voting Rights

The convertible debt that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the

Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. We have only one direct competitor, all others have a variation of our product.

We are an early stage company and have not yet generated any profits

Swiftdine was formed on June 6th 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Swiftdine has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 2 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Swiftdine is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We are B2B & B2C so we provide our platform to restaurants and rely on them to operate it properly when a B2C customer places an order.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Swiftdine or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Swiftdine could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our note holders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our note holders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tobie Azeez	350,000	Common stock	49.79

The Company's Securities

The Company has authorized Convertible Promissory Note, Common Stock, and Convertible Promissory Note (StartEngine).

Convertible Promissory Note

The security will convert into Common stock and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $704,000.00
Maturity Date: September 01, 2019
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Maturity date, or outside investment leading to a valuation

Material Rights

38 notes total.

In the event that the Company issues and sells shares of its equity securities (the "Equity Securities") to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $2,000,000 (excluding the conversion of the Notes or other indebtedness) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into such Equity Securities sold in the Qualified Financing at a conversion price equal to the price paid per share for Equity Securities by the Investors in the Qualified Financing.

Common Stock

The amount of security authorized is 1,000,000 with a total of 702,830 outstanding.

Voting Rights

The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

Dividend Rights. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions. Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences. The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

Convertible Promissory Note (StartEngine)

The security will convert into Common stock and the terms of the Convertible Promissory Note (StartEngine) are outlined below:

Amount outstanding: $0.00
Maturity Date: November 20, 2020
Interest Rate: 8.0%
Discount Rate: 15.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: $1,000,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a holder of convertible notes, you will have no voting rights. Even upon conversion of the notes to common stock, you will be a minority holder of common stock of the company. As a minority holder you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $704,000.00

Use of proceeds: Build software, company branding, marketing, and sales
Date: October 02, 2018
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $35.00
  Number of Securities Sold: 350,000
  Use of proceeds: Founders stock purchased
  Date: June 26, 2016
  Offering exemption relied upon: 83(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $9.80
  Number of Securities Sold: 98,000
  Use of proceeds: Founders stock purchased
  Date: June 26, 2016
  Offering exemption relied upon: 83(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $13.30
  Number of Securities Sold: 133,000
  Use of proceeds: Founders stock purchased
  Date: June 26, 2016
  Offering exemption relied upon: 83(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $6.30
  Number of Securities Sold: 63,000
  Use of proceeds: Founders stock
  Date: June 26, 2016
  Offering exemption relied upon: 83(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.61
  Number of Securities Sold: 6,125
  Use of proceeds: Founders stock
  Date: June 26, 2016
  Offering exemption relied upon: 83(b)

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $199,000.00
Number of Securities Sold: 14,164
Use of proceeds: Business development and operations
Date: December 15, 2017
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 3,541
  Use of proceeds: Business development and operations
  Date: December 15, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5.00
  Number of Securities Sold: 35,000
  Use of proceeds: These shares were issues to go into our option pool for future employee hires.
  Date: July 12, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
Most of our expenses were office items, brand overhaul, and engineering fixes to iOS, Android, and web that only required a one time purchase. This is the reason for the expense difference. Neither 2016 or 2017 expenses reflect 2018 or preceding years because both of those years were spent building and perfecting our product. 2018 was the beginning of having a finished product. 2018 was spent acquiring new clients (restaurants) shifting our expenses from engineering to growth.

Historical results and cash flows:

Investors should expect higher cash flows in the future due to more direct and efficient marketing. User growth will be higher with direct marketing (person to person interaction with the service).

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
$10,000 cash on hand

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
These funds increase our chances of acquiring more users. But not paramount on the overall success of our company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The funds will be quite important, but we will need much more at a later date to sustain viable.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
1 month with the $13k minimum this is based on employee expenses and marketing cost.

How long will you be able to operate the company if you raise your maximum funding goal?
8 months with the maximum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
We anticipate raising venture funds when Swiftdine is looking to scale.

Indebtedness

- **Creditor:** Kemi Azeez
  Amount Owed: $140,000.00
  Interest Rate: 1.0%
  Maturity Date: January 01, 2021

- **Creditor:** Ella Azeez

Amount Owed: $36,000.00
Interest Rate: 8.0%
Maturity Date: September 12, 2019
22% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- Creditor: Sreenivasa Chanamolu
Amount Owed: $10,000.00
Interest Rate: 8.0%
Maturity Date: September 12, 2019
22% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- Creditor: Michael Weiser
Amount Owed: $50,000.00
Interest Rate: 8.0%
Maturity Date: September 12, 2019
22% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- Creditor: Michael Weiser (Family Trust)
Amount Owed: $20,000.00
Interest Rate: 8.0%
Maturity Date: September 12, 2019
22% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- Creditor: Abiodun Adesanya
Amount Owed: $10,000.00
Interest Rate: 8.0%
Maturity Date: September 12, 2019
22% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- Creditor: Margo Adesanyo
Amount Owed: $10,000.00
Interest Rate: 8.0%
Maturity Date: September 12, 2019
22% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Anil Muddada
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Loveline Nwachuku
  Amount Owed: $25,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Shawn C. Ward
  Amount Owed: $15,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Vivek Agarwal
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Jonah O. Ukiwe
  Amount Owed: $20,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Luke Onuorah
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a

collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Benedicta Udeagbala
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Francis Oruma
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Ebere Ugwyani
  Amount Owed: $20,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Kunle Fajana
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Samir Patel
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Selvon St. Clair
  Amount Owed: $50,000.00
  Interest Rate: 8.0%

Maturity Date: September 12, 2019

20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Oladapo Omitowoju
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Victoria Meadows
  Amount Owed: $20,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Bekele Ayale
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Tilly Duncan Sampson
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Olayina & Alexandra Omitowoju
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Hadassah Investment Club, LLC

Amount Owed: $60,000.00
Interest Rate: 8.0%
Maturity Date: September 12, 2019
20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Bayo Oyekan
  Amount Owed: $15,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Thomas E. & June L. Bell
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Olufolahan Lawal
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: June 12, 2020
  15% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Sarat. B and Vijaya L. Kuchipudi
  Amount Owed: $30,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Labor. O Olagbegi
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Sreenivasa Chanamolu
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Kamaldeen Agoro
  Amount Owed: $20,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Ella Azeez
  Amount Owed: $5,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Abiodun Adesanya
  Amount Owed: $3,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Manuel Patricio
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 12, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Bayo Oyekan
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: September 28, 2019
  20% discount on conversion. Conversion of the note is triggered by either a

collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Michael Weiser
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: September 28, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

- **Creditor:** Edmund Ejiogu
  Amount Owed: $5,000.00
  Interest Rate: 8.0%
  Maturity Date: September 28, 2019
  20% discount on conversion. Conversion of the note is triggered by either a collective total raise of $2m+ or an equity financing. These notes convert into common stock. There is no valuation cap.

Related Party Transactions

- **Name of Entity:** Kemi Azeez
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $140,000 loan
  Material Terms: $140,000 loan With no interest due on demand (When able).

Valuation

Valuation Cap: $15,000,000.00

Valuation Cap Details: The valuation cap is based on our expected revenue projections at the maturity date of 11-20-2020, where we project having enlisted approximately 375 restaurants wth each restaurant having a projected Lifetime Value of $40,000. (375 x $40,000 = $15M)

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  84.0%

These funds will primarily be used to acquire new customers onto our platform. Specifically to run discount promotions for first time users.

- *Working Capital*
  10.0%
  This will be used for ongoing expenses such as server cost.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  62.0%
  These funds will primarily be used to acquire new customers onto our platform. Specifically to run discount promotions for first time users. Run targeted online ads in our Swiftdine cities.

- *Company Employment*
  20.0%
  Hire an account manager to stay on top of all our restaurants, and make sure they're receiving the best service possible.

- *Working Capital*
  10.0%
  Ongoing cost such as server cost. And restaurant equipment.

- *Inventory*
  2.0%
  We will have to purchase tablets for the restaurants to receive orders on. Not all restaurants need one.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at swiftdine.co (The company will make annual reports available at swiftdine.co in the tab labeled "Blog." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/swiftdine

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Swiftdine, Inc.

[See attached]

I, <u>Tobie Azeez</u> , the CEO (Principal Executive Officer) of Swiftdine Inc., hereby certify that the financial statements of Swiftdine Inc., and notes thereto for the periods ending December 31, 2017 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $326; taxable income of $-313,116 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12/17/2018 (Date of Execution).

_____ (Signature)

CEO_____ (Title)

12/17/18 (Date)

SWIFTDINE, INC.

**FINANCIAL STATEMENTS
(UNAUDITED)**

AS OF AND FOR YEARS ENDED DECEMBER 31, 2017 AND 2016

Swiftdine, Inc.
Index to Financial Statements
(unaudited)

SWIFTDINE, INC.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Current Assets		
Cash	122,129	267,837
Other Current Assets	5,247	-
Loans to Shareholders	282,812	67,196
Total Current Assets	410,188	335,033
Fixed Assets-Net	7,778	9,786
Intangible Assets-Net	8,349	8,964
TOTAL ASSETS	$ **426,315**	$ **353,783**
LIABILITIES & EQUITY		
Liabilities		
Other Current Liabilities	4,846	-
Loans from shareholders	3,498	2,498
Long Term Liabilities	754,216	624,414
Total Liabilities	762,560	626,911
Equity		
Common Stock, par value $0.0001 1,000,000 shares authorized, 667,830 issued and outstanding	67	67
Additional Paid in Capital-Common Stock	250,000	-
Retained Earnings	(273,195)	-
Net Income	(313,116)	(273,195)
Total Equity	(336,245)	(273,129)

TOTAL LIABILITIES & EQUITY		$	426,315	$	353,783

SWIFTDINE INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31, 2017	December 31, 2016
	$	$
Revenue	326	16
Cost of Goods Sold	340	-
Gross Profit	(14)	16
Expense		
General and Administrative Expenses	105,250	94,624
Research and Development	148,108	134,206
Sales and Marketing	14,908	29,626
Total Expense	268,266	258,456
Operating Income	(268,280)	(258,440)
Other Income	7,766	3,659
Other Expense	51,802	18,414
Tax Expense	800	-
	$	$
Net income	(313,116)	(273,195)

SWIFTDINE INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
		$	$	$	$
Inception (March 4, 2016)	-	-	-	-	-
Issuance of Founders Shares	667,830	67	-	-	67
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(273,195)	(273,195)
Balance at December 31, 2016	667,830	67	-	(273,195)	(273,128)
Contribution	-	-	250,000	-	250,000
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(313,116)	(313,116)
Balance at December 31, 2017	667,830	$ 67	$ 250,000	$ (586,312)	$ (336,245)

SWIFTDINE INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31, 2017	December 31, 2016
Cash flows from operating activities		
Net income	$ (313,116)	$ (273,195)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other Current Assets	(5,247)	-
Loans to Shareholders	(215,616)	(67,196)
Other Current Liabilities	4,846	-
Loans from Shareholders	1,000	2,498
Long Term Liabilities	129,802	624,414
Net Cash Provided By Operating Activities:	(398,331)	286,521
Cash flows from Investing activities		
Fixed Assets	2,008	(9,786)
Intangible Assets	615	(8,964)
Net cash Received (Used) in Investing Activities	2,623	(18,750)
Cash flows from Financing activities		
Common Stock	-	67
Contribution	250,000	-

Net cash received from Financing Activities	250,000	67
Net (decrease) increase in cash and cash equivalents	(145,708)	267,837
Cash and cash equivalents at beginning of period	267,837	-
Cash and cash equivalents at end of period	$ 122,129	$ 267,837

NOTE 1 – NATURE OF OPERATIONS

[ABC, INC.] was formed on [DATE] ("Inception") in the State of [___]. The financial statements of [ABC, INC.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [CITY AND STATE].

[ABC, INC.]_____ A reservation service for pay ahead, sit-down dining. We offer a more predictable dining experience that promotes convenience, eliminates common service frictions, and delivers a more controlled customer experience.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level - Unobservable inputs which are supported by little or no market activity.
3

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from restaurant patrons ($1/user)

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and ___ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Convertible notes

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,000,000 shares of our common stock with par value of $0. As of [11/7/18] the company has currently issued 702,830 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

PLAY VIDEO

0

Investors

$0.00

Raised of $10K - $107K goal

Swiftdine

Reservable, Pay-Ahead, Sit-Down Dining

Small OPO,
Consumer Products
US Investors Only

Overview Team Terms Updates Comments Share

Swiftdine Allows Diners to **Reserve** a Table, **Schedule** Service, and **Pay** Ahead Before they Even Get to the Restaurant

Orchestrated Service Means Optimal Efficiency

Invest In: **Swiftdine**

In the booming market of On-Demand Dining, Swiftdine has identified a massive gap. Grubhub delivers food. OpenTable seats guests. **Swiftdine takes on-demand dining to its next logical evolution with a model we call orchestrated service.**

We're introducing dining without the wait. Our Customer-Facing application allows users to reserve tables, schedule their service, place their order, and pay for their meal in advance. This means a smoother, frictionless diner experience.



Dining, Minus the Wait



Plus, we're keeping in mind the businesses we serve. Our flat-rate business model provides a level of pricing flexibility to our restaurant partners.

Join us in disrupting the sit-down dining experience. We're giving people with busy lives the option to sit down and enjoy a meal, without the wait. Plus, the Swiftdine platform is fully developed and gaining rapid acceptance with restaurant partners. Since commencing sales in January 2018, the company has signed up a new restaurant each day -- all with little to no advertising. This expansion is just the beginning.



Dig In.

The Offering

Convertible Promissory Notes

Note converts to Common Stock when the company raises $1,000,000 in a qualified equity financing.

Maturity Date: 11/20/2020
Valuation Cap: $15,000,000
Discount Rate: 15%
Annual Interest Rate: 8%*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders.
See 10% Bonus below

Today's diners shouldn't have to choose between convenience and experience. We've created a solution that offers the best of both. We call it Orchestrated Service.

Our Product

Dining in the 21st century has changed. We've seen that this constantly evolving landscape sends one message to restaurant owners: they must evolve or die. We have also seen that restaurants are under increasing pressure to find solutions - guest reviews must be positive, customer turnover must be swift, and diner access should be simple. These businesses are operating on paper-thin margins, under increasing pressure to maximize their efficiency.

Businesses like OpenTable revolutionized the dining experience by enabling online reservations. But the platform doesn't go far enough to design a solution that provides optimal experience for diners -- and optimal efficiency for the restaurants that serve them.

Additionally, diner expectations have shifted dramatically. The world of On-Demand Everything is here - customers look for on-demand convenience in everything they do. A rising number of Americans are trading traditional dining experiences for packed lunches, fast food, and pickup and delivery services. As a result, restaurants serve fewer customers during dining hours -- or pay a large percentage of their profits to pickup/delivery services.

Why shouldn't we enjoy all the convenience of on-demand service, without having to sacrifice the atmosphere, community, and experience that only in-restaurant dining can provide?

Enter Swiftdine.











Swiftdine
Dining minus the wait.
Swiftdine
Mateo
The Durham

B2C Application

Our B2C Application allows diners to reserve their table, order their service, and pay in advance for a sit-down dining experience. We allow our users to experience a pre-arranged, streamlined dining experience that saves time and eliminates points of friction.

B2B Application

Swiftdine
Swiftdine
Mateo

Disrupting The Dining Market

We provide the experience of online ordering coupled with the dining-in experience.

Our business model is a market disrupter: we charge restaurants at a flat rate instead of a percentage commission: this means restaurants can have increased flexibility while we'll accelerate our market adoption. We aim to make Swfitdine a comprehensive ecosystem for the dining experience

Orchestrated Service

Dining is like a performance: each player must be in harmony. Swiftdine is the conductor.

Our service coordinates both ends of a complicated process, giving diners a more focused experience and servers a more productive work day.

We'll Expand Our Service

SERVICE

- Premium VIP Service: Select restaurants will be able to sell their tables to wealthier customers. Swiftdine will receive a 50% cut
- Swift Stories - Mobile app user will be able to post SnapChat like stories for their friends to see for 24 hours. Geotag filters for an extra cost to the restaurant



Our B2B side allows restaurants to manage the ordering process from top to bottom. These businesses, then, benefit from a more efficient and predictable food preparation and dining service process because they know what they're getting in advance.

restaurant.

- Swift stories to be displayed for the masses by popular dishes on the venue screen
- Group seating option: Similar to Uber pool. Cheaper option to dine out and meet people.

USER EXPERIENCE

- Search restaurants according to cuisine, price, rating, date night options, family options, etc.
- Health tracking including calorie counter, food recommendations based on fitness goals, vitamin/nutrient organizer, etc.

COMMUNICATION

- Option to extend the dine time 5, 10, 15 minutes, or take food to go if running late
- Restaurant tracking mobile app user location to ensure quality food

---

Our Flat Rate Means Flexibility And Growth


Select a Restaurant
Make a Reservation
Browse Menu
Order Food
Select Tip Amount
Place Your Order
Select Pending Reciept
Proceed to Checkout
Pay with Card
OPEN
Go to Restaurant

The heavy lifting is done before our diners sit down.

We Charge A Flat Rate Per Seat

A flat-rate pricing strategy offers **greater flexibility to our partner restaurants** than a typical percent commission strategy.

Restaurants using Swiftdine can opt to pass our dollar fee onto their customer, or "eat" the dollar themselves.

This structure not only allows us to market Swiftdine as a free service -- it also creates competition amongst constituents within the app's network of restaurants. **If a restaurant eats the dollar, it will attract more customers.**

Here's Why It Will Work

The Swiftdine team has been steadily laying groundwork for the rapid adoption of our platform by stakeholders of the restaurant equation: restaurants and patrons. To date we've already had great success.

150 Restaurants Have Currently Signed Up For Swiftdine

1,000 Patrons Have Scheduled Meals With SwiftDine





While OpenTable is the "Big Fish" in the restaurant tech space - they IPO-ed in 2009 raising $50M at a $626M valuation - we have something they're missing. Their focus on reservations has made their company's name but it also limits the platforms value to restaurants from an operational standpoint. Simply focusing on reservations does not do much to improve the restaurant's operations: reservations don't guarantee a time frame. This means restaurants can still be left with empty seats. Plus, OpenTable has been slow to innovate: operating within the context of a larger organization, their parent company, Priceline.

At Swiftdine, we're able to serve both restaurant *and* consumer. When a customer books through Swiftdine, the restaurant knows they're getting the business. When a business knows their customer's coming the customer is served quickly and easily - as the restaurant has been able to prepare. In this ever-changing landscape we're able to adapt and change as a small and agile company.

The restaurant industry is booming, and the On-Demand industry is as well. We're hoping to grab a piece of that addressable market.
https://www.restaurant.org/News-Research/Research/Facts-at-a-Glance

United States restaurant industry sales reached **$799B+ in 2017**

- According to the National Restaurant Association

More than **195 million U.S. consumers** visited a sit-down restaurant in the spring of 2016 alone

- According to market estimates by Statista

There were **1M+ restaurant locations** in the US as of 2015

- According to the National Restaurant Association

24M+ diners are seated by our major competitor OpenTable every month

- According to OpenTable

Invest In Swiftdine

To support the rapid expansion of the Swiftdine platform, we're launching on Startengine. The funding will be directed toward key hires, marketing, and product development, with an eye toward increasing Swiftdine's market share among restaurants and adoption with patrons users, as well as continuing development of the Swiftdine platform to



provide enhanced value for restaurant and patron users alike.



We aim to reach 1k restaurants by the end of 2019, sign high-value restaurant targets, such as The Cheesecake Factory and the Darden family of restaurants, and complete platform improvements and feature expansion according to the company's product development roadmap.

Join Us!

2013

An Idea Is Sparked

Tobie has the idea for Swiftdine in High School, when he's unable to dine with family members who are too busy to sit down.

2016

Business Begins

Still in College, our Founder begins forming his business.

2016

Swiftdine

Software Development

Design and development begins on app proper.

2017

Beta Testing

We aim to fix bugs and perfect our product.

2018

Onboard Key Advisors

We learn fundamentals from our advisor who previously worked at OpenTable.

2018

Launch on Startengine

Now YOU can be a part of our company!

2018

Expand Business (ANTICIPATED)

By the end of 2018, we aim to onboard 1,000 restaurants.

Meet Our Team





Tobie Azeez
Founder and CEO
Tobie came up with the initial idea that became Swiftdine during study hall in his junior year of high school. He studied finance and economics at Wright State University.

Toyosi Azeez
Co-founder and COO
Toyosi graduated from The Ohio State University with a degree in Economics, and worked in finance before Swiftdine where he mastered his salesmanship selling life insurance to physicians. As COO, his primary focus is on restaurant partnerships, in addition to providing support in product development



Joshua Bernstein
Advisor

Ex-VC, incubating and investing in companies from idea through exit; McKinsey; CFO $270M revenue food service company; Wharton MBA.

Offering Summary

Company : Swiftdine, Inc.

Corporate Address	:	4840 Brookgrove ct, lima, OH 45807
Offering Minimum	:	$10,000.00
Offering Maximum	:	$107,000.00
Minimum Investment Amount (per investor)	:	$500.00

Terms

Offering Type	:	Convertible Promissory Notes
Type of Equity Converted Into	:	Common Stock
Conversion Trigger	:	$1,000,000.00
Maturity Date	:	November 20, 2020
Valuation Cap	:	$15,000,000.00
Discount Rate	:	15.0%
Annual Interest Rate	:	8.0%

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in Swiftdine, Inc.. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $15,000,000.00 Valuation Cap or if less, then you will receive a 15.0% discount on the price the new investors are paying. You also receive 8.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

The 10% Bonus for StartEngine Shareholders

Swiftdine, Inc. will offer 10% additional bonus interest for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administration Expenses" that is not strictly for administrative purposes

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Swiftdine to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

About

Blog

About Us

FAQ

Connect

Facebook

Twitter

Careers

LinkedIn

Instagram

Press Inquiries

Join

Raise Capital

Become an Investor

Legal

Terms of Use

Privacy Policy

Disclaimer





Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Going out to eat can be time consuming and frustrating, you'll either have to make a reservation in advance or risk waiting a long time to be seated. And what is a reservation if no one shows up bad for the restaurant and bad on the customer. Introducing the Swiftdine app say you've got one hour for a power lunch or your dining on a deadline with places to go with the Swiftdine app you can pick your restaurant order right from the restaurant online menu and invite family friends and colleagues to do the same. The Swiftdine app locks in your reservation and the group's favorite dishes to take up to half the time off your dining experience so every minute is used not just for a great dining experience but a successful business meeting busy family food stop. Or social time with the people who mean the most to you. You even pay for your meal in the app ahead of time in a secured transaction. Your appetizers or salads or time to hit the table moments after you've been seated. The kitchen already has your order queued to plate perfectly within minutes. With the Swiftdine app on a tight lunch or a deadline you'll even have time for dessert, you can tip rate from your Swiftdine app, and even rate the restaurant before you're out the door. So download the Swiftdine app today at the Apple or Google Play Store and restaurants, your customers are going to want the convenience of the Swiftdine app, find out how easy and cost-effective it is to become Swiftdine app approved in minutes to help you increase customer count and table turn over. When you schedule a set up a swiftdine representative comes to your restaurant to seamlessly integrate the Swiftdine app with your Aloha or other POS system all this with no upfront fees and far less than other reservation apps that simply don't do as much find out more at swiftdineapp.com today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

    (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

>   (i) To the Company;

>   (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

>   (iii) As part of an offering registered under the Securities Act with the SEC; or

>   (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

>   (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

        If to the Company, to: %%ADDRESS_OF_ISSUER%%

        If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2019 - CF

$%%VESTING_AMOUNT%%
%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on November 20, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.
>
> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.
>
> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
>
> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
>
> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
>
> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
>
> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]